Exhibit 99.1

PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

ANNUAL	Notice of Annual General and Special Meeting of Shareholders
GENERAL AND SPECIAL
MEETING	Management Information Circular

Form of Proxy

Place:	550 Burrard Street, Bentall 5
Boardroom
Lobby Level
Vancouver, British Columbia
V6C 2B5

Time:	11:00 a.m. (Vancouver time)

Date:	Tuesday, January 8, 2013

PLATINUM GROUP METALS LTD.

CORPORATE DATA	Head Office
328 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Directors and Officers
R. Michael Jones – President, Chief Executive Officer & Director
Frank R. Hallam – Chief Financial Officer, Corporate Secretary & Director
Iain D.C. McLean – Chairman and Director
Barry W. Smee – Director
Eric H. Carlson – Director
Timothy D. Marlow – Director
Peter C. Busse – Chief Operating Officer
Kresimir (Kris) Begic – Vice-President Corporate Development

Registrar and Transfer Agent
Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Legal Counsel
Gowling Lafleur Henderson LLP
2300 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Auditor
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7

Stock Exchange Listing
Toronto Stock Exchange (“TSX”)
Symbol “PTM”

NYSE MKT LLC (“NYSE MKT”)
Symbol “PLG”

PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders (the “Meeting”) of Platinum Group Metals Ltd. (the “Company”) will be held at 550 Burrard Street, Bentall 5 Boardroom, Lobby Level, Vancouver, British Columbia, V6C 2B5, on Tuesday, the 8th day of January, 2013 at the hour of 11:00 a.m. (local time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2012 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

2.	To elect the directors;

3.	To appoint the auditors and to authorize the directors to fix their remuneration;

4.	To re-approve the Company’s incentive stock option plan, as required every three years by the TSX, as more particularly described in the accompanying Information Circular;

5.	To consider and, if thought fit, to ratify and confirm the Company’s shareholder rights plan agreement dated July 9, 2012, as more particularly described in the accompanying Information Circular; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Information Circular in respect of the Meeting, which includes, among other things, the full text of the above resolutions and detailed information relating to the matters to be addressed at the Meeting. Please advise the Company of any change in your mailing address.

Registered Shareholders: Every registered shareholder of common shares at the close of business on November 16, 2012 (the “Record Date”) is entitled to receive notice of and to attend and vote such common shares at the Meeting. Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their common shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed form of proxy c/o Proxy Dept., Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournments thereof. Further instructions with respect to the voting by proxy are provided in the form of proxy and in the Information Circular accompanying this Notice.

Non-Registered Shareholders: Shareholders may beneficially own common shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non-Registered Shareholders”). Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a Non-Registered Shareholder, it is vital that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provide voting instructions on your behalf.

DATED at Vancouver, British Columbia, this 16th day of November, 2012.

BY ORDER OF THE BOARD

(signed) “R. Michael Jones”
President, Chief Executive Officer & Director

PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(containing information as at November 16, 2012 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Platinum Group Metals Ltd. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of shareholders of the Company (and any adjournment thereof) to be held at 11:00 a.m. (Vancouver time) on Tuesday, January 8, 2013 at the place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholder in the accompanying form of proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Vancouver time) on Friday, January 4, 2013 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Daniel M. Allen) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares (as defined herein) they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners” or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners” or “NOBOs”). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. By choosing to send these materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

As a result, if you are a NOBO of the Company, you can expect to receive a scannable voting instruction form (“VIF”) from Computershare. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. Computershare will tabulate the results of the VIF’s received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their brokers, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Structure:	unlimited Common Shares without par value (the “Common Shares”)
Issued and Outstanding:	177,584,542 Common Shares as at November 16, 2012 (the “Record Date”)

Only shareholders of record holding Common Shares at the close of business on the Record Date, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

The board of directors (the “Board”) has determined the number of directors at six and presently consists of six directors. It is proposed to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named by management as proxyholders in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, his province and country of residence, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of Common Shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by him and his associates and affiliates, as at the Record Date:

Number of Shares
beneficially owned,
		Previous	or controlled or
Name, Position and Province	Principal Occupation and Occupation	Service as a	directed, directly or
and Country of Residence(1)	During the Past 5 Years(1)	Director	indirectly(2)
R. MICHAEL JONES(11) President, Chief Executive Officer and Director British Columbia, Canada	President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	Feb. 18, 2002(3)	2,195,697 (as of Nov. 16, 2012)(6)

FRANK R. HALLAM(11) Chief Financial Officer, Corporate Secretary and Director British Columbia, Canada	Chartered Accountant since 1993; Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	Feb. 18, 2002(4)	914,514 (as of Nov. 16, 2012)

BARRY W. SMEE(7)(8)(10) Independent Director British Columbia, Canada	President of Smee and Associates Consulting Ltd., a private consulting, geological and geochemistry company, since 1990.	Feb. 18, 2002(3)	170,100 (as of Nov. 16, 2012)

IAIN D.C. McLEAN(7)(8)(10) Chairman and Independent Director British Columbia, Canada

General Management Consultant; Currently Vice President, North America Region for Gemcom Software Corporation based in Vancouver BC. Formerly COO of Vertical Wind Energy, and Managing Director, Econnect Technologies in the UK 2008-2010.

		Feb. 18, 2002(5)	166,839 (as of Nov. 16, 2012)

ERIC H. CARLSON(7)(8) Independent Director British Columbia, Canada	Chartered Accountant since 1985; Chief Executive Officer of Anthem Properties Group Ltd., a real estate investment, development and management company based out of Vancouver, B.C., since July 1994.	Feb. 22, 2005	657,800 (as of Nov. 16, (9) 2012)

TIMOTHY D. MARLOW(10)(11)(12) Independent Director British Columbia, Canada	Chartered Engineer; President of Philippine Gold Consulting LLC and Marlow & Associates providing Management and technical consulting expertise to the Mining Industry	June 15, 2011	15,000 (as of Nov. 16, 2012)

NOTES:
(1)	The information as to the province and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Served as a director of one of the Company’s predecessors from February 24, 2000 to February 18, 2002.
(4)	Served as a director of one of the Company’s predecessors from March 11, 1983 to February 18, 2002.
(5)	Served as a director of one of the Company’s predecessors from October 9, 2000 to February 18, 2002.
(6)	Of these shares 956,000 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).
(7)	Denotes member of the Audit Committee. Mr. Carlson is chairman of the Audit Committee.
(8)	Denotes member of the Compensation Committee. Mr. Smee is the chairman of the Compensation Committee.
(9)	Of these Common Shares, 328,800 are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.
(10)	Denotes member of Corporate Governance and Nomination Committee. Mr. McLean is the chairman of the Corporate Governance and Nomination Committee.
(11)	Denotes member of the Disclosure Committee. Mr. Jones is the chairman of the Disclosure Committee.
(12)	Mr. Marlow joined the Board effective June 15, 2011.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. Please refer to the Company’s Annual Information Form dated November 23, 2012 (the “2012 AIF”) with respect to the fiscal year ended August 31, 2012 under the headings “Directors and Officers – Committees of the Board of Directors – Audit Committee” and Schedule “A” attached thereto. A copy of the 2012 AIF has been filed on the Company’s profile on the SEDAR website (www.sedar.com) and the Company will, upon request from a shareholder, provide a copy of the 2012 AIF free of charge.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at August 31, 2012 whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at August 31, 2012.

During the year ended August 31, 2012, the Company had five NEOs: R. Michael Jones, the President and CEO of the Company; Frank R. Hallam, the CFO of the Company; Peter C. Busse, the Chief Operating Officer (“COO”) of the Company; Kresimir (Kris) Begic, Vice-President (“VP”) Corporate Development; and Mlibo Mgudlwa, Vice-President Platinum Group Metals (RSA) (Pty) Ltd. Mr. Begic and Mr. Mgudlwa are not executive officers (as that term is defined under National Instrument 51-102 – Continuous Disclosure Obligations) but constitute NEOs based on paragraph (d) above.

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

The Board has established a compensation committee (a “Compensation Committee”) which is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s officers. The Compensation Committee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. The Compensation Committee is comprised of Barry W. Smee (Chair), Iain D.C. McLean and Eric H. Carlson, all of whom are independent directors of the Company.

The Company does not generate operating cash flow and relies on equity financings to fund its exploration and corporate activities. Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced NEOs, it must at the same time consider current market and industry circumstances and the Company’s liquidity and ability to raise further capital.

The mineral exploration and development industry is extremely competitive and active for officers and other employees. Since mid-calendar 2008 the global economic environment has been extremely unstable, resulting in a volatile equity market. These poor market conditions and associated long term market uncertainties had an impact on executive compensation decisions made during the fiscal years ended August 31, 2011 and 2012. The CD&A that follows outlines the Company’s executive compensation components and philosophies, which at times, was tempered by the Company’s desire to preserve capital in light of uncertain economic circumstances.

Officer Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of officers with maximizing long-term shareholder value;

2.	Performance sensitive – compensation for officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.

Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The Company does not have a formal compensation program with set benchmarks; however, the Company does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, including but not limited to the Company’s Common Share price, both in the short and the long term, and to align the interests of officers with the interest of the Company’s shareholders. This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options, a significant component of executive compensation (on the assumption that the performance of the Company’s Common Share price over the long term is an important indicator of long term performance).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced officers; to align the interests of officers with shareholders’ interests and with the execution of the Company business strategy; and, to tie compensation directly to those measurements and rewards based on achieving and exceeding performance expectations.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced officers by providing competitive compensation. The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its recommendations to the Board. The Compensation Committee also relies on the experience of its members as officers and/or directors of other companies in similar lines of business as the Company in assessing compensation levels. These other companies are identified under section 1(d) of “Schedule “A” – Corporate Governance Practices” attached to this Information Circular.

The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;
  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval and recommendation to the Board.

Elements of Officer Compensation

A combination of fixed and variable compensation is used to motivate officers to achieve overall corporate goals. For the financial year ended August 31, 2012, the three basic components of officer compensation were:

  base salary;
  annual incentives (cash bonus); and
  option based awards (long-term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective officer depending on: (a) whether the officer is able to meet or exceed his or her applicable performance expectations; (b) market performance of the Company’s Common Shares; and, (c) the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the officer’s role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to ‘total compensation’ as opposed to within any one component of executive compensation.

The Compensation Committee consists of three independent directors: Eric Carlson, Iain McLean and Barry Smee with Barry Smee acting as Chairman.

The members of the Compensation Committee have direct experience with officer compensation which enables them to makes decisions on the suitability of the Company’s compensation policies. Specifically, Eric Carlson and Barry Smee are board members of other publically listed mining companies, therefore they are aware of the market compensation levels and can provide guidance on the policies required to ensure the Company has appropriate compensation policies in place.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO. It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in option based compensation arrangements for each officer.

Base salary is targeted to be competitive in the market place in order to attract and retain qualified individuals to the Company and then typically serves as the foundation for determining annual and long-term incentive plan amounts. The actual amount of annual incentive is decided based on individual performance and the discretion of the Compensation Committee. Long term compensation is targeted to be competitive in the market place, but is positioned in such a way as to have significant pay at risk and dependent upon the long term success of the Company.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the active NEOs. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain NEOs critical to the Company’s long-term success. In determining the base salary of an NEO, the Compensation Committee places equal weight on the following criteria:

  the particular responsibilities related to the position;
  salaries paid by comparable businesses;
  the experience level of the officer; and
  his or her overall performance or expected performance (in the case of a newly hired officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all officers’ and employees’ compensation levels. In the year ended August 31, 2012, the Compensation Committee engaged an external independent consultant, Lane Caputo Compensation Inc. (the “Consultant”) to assist the Committee in assessing the criteria and to make recommendations on appropriate compensation levels for officers and employees.

Lane Caputo was originally retained in January, 2011 to provide a full review of senior executive and board compensation with a full set of benchmark company comparisons.

The aggregate fees billed to the Company or its subsidiaries by the Consultant, including any of its associates, during the fiscal year ended August 31, 2012 was $8,736.

The Compensation Committee and the external consultant had access to other public company data through available information and other public company boards where the members serve. In particular, the Company looks at the following benchmark group:

Benchmarking Peer Group
Norsemont Mining Inc.
Keegan Resources Inc.
Hana Mining Ltd.
Continental Minerals Corp.
Entrée Gold Inc.
Platmin Ltd.
Far West Mining Ltd.
Banro Corp.
Greystar Resources Ltd.
Great Basin Gold Ltd.
Luna Gold Corp.
Lucara Diamond Corp.

This benchmark group was selected based on the stage of the company, market capitalization and geographic location of the companies’ properties. The Compensation Committee used the benchmark group data to ensure the compensation levels were sufficient to be competitive without exceeding average compensation for companies of the same size and stage.

During the financial year ending August 31, 2012, approximately: $324,939 (2011 - $322,000) was paid as base fees to the Company’s President/CEO; $310,062 (2011 - $300,000) was paid as base salary for the Company’s CFO; $279,062 (2011 - $270,000) was paid as base salary for the Company’s COO; 223,788 was paid as a base salary for the Company’s VP Corporate Development; and $180,968 was paid as a base salary for the Company’s Vice President Platinum Group Metals (RSA) (Pty) Ltd. Employee salaries are based on fair market value and individual performance assessed by management. Incentives and options are considered separately from base salary.

Annual Incentives (Cash Bonus)

Officers are eligible for an annual discretionary bonus, payable in cash. The Board approves such annual incentives, relying heavily on the recommendations of the Compensation Committee in granting them. The Compensation Committee assesses each active NEO’s performance and his or her respective contribution to the Company’s success, and after taking into account the financial and operating performance of the Company, makes a recommendation to the Board. Competitive levels of base salary, comparisons and option based awards are considered when setting incentives. Overall compensation is considered as a whole including annual incentives.

In the financial year ended August 31, 2012, the Company’s President/CEO was paid a cash bonus of $72,000 (2011 -$175,000); the Company’s CFO was paid a cash bonus of $67,500 (2011 - $135,000); the Company’s COO was paid a cash bonus of $50,626 (2011 - $56,100); the Company’s VP Corporate Development was paid a cash bonus of $40,250; and the Company’s Vice President Platinum Group Metals (RSA) (Pty) Ltd. was paid a cash bonus of $4,573.

Option based awards (long term Compensation)

The Compensation Committee believes that it is important to award incentive stock options as part of an overall compensation package. Encouraging its officers and employees to become shareholders of the Company is, in the committee’s view, the best way to align their interests with those of the Company’s shareholders.

Equity participation is accomplished through the Company’s stock option plan (the “Stock Option Plan”), which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Internal experience of the Compensation Committee and Board is used with respect to option levels and comparisons are made to similar companies at the same stage of development in the mining industry.

The Compensation Committee considers stock option grants when reviewing NEO compensation packages as a whole. Stock options granted to NEOs during the most recently completed financial year are disclosed below under the heading “Summary Compensation Table”.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in common shares of Platinum Group Metals Ltd. on August 31, 2007 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

CUMULATIVE TOTAL SHAREHOLDER RETURNS
PLATINUM GROUP METALS LTD. VS S&P/TSX COMPOSITE INDEX

	2007	2008	2009	2010	2011	2012
Platinum Group Metals Ltd.	100	81	34	56	39	23
S&P/TSX Composite Index	100	101	80	87	93	87

As shown in the foregoing graph, the Company’s performance has been the performance of the S&P/TSX Composite Index. The decline in the Company’s share price has resulted from instability in the market due to the decline of conditions in the global economic environment. These conditions have particularly impacted the junior mining sector resulting in the Company performing below the S&P/TSX Composite Index. Market conditions and associated long-term market uncertainties have an impact on officer compensation decisions; however the Compensation Committee also considers the performance of the officers and the achievement of milestones. The Company’s officers have achieved planned milestones even with the difficult market conditions. During the current year, the Company received the Mining Right for its Project 1 Platinum Mine, made a significant new discovery at its Waterberg property and successfully executed Phase 1 of the construction at its Project 1 Platinum Mine (“Project 1”) in South Africa, which is near completion. In light of these achievements and the high worldwide demand for mining officers leading to an increased need to provide a competitive salary and bonus structure to attract and retain qualified personnel, management’s compensation has not correlated to share price movement.

From August 31, 2007 to August 31, 2012, the share price of the Company has decreased by approximately 77%, compared to a decrease in the S&P/TSX Composite Index of approximately 13% during the corresponding period.

Option-Based Awards

The Company’s Stock Option Plan provides for the grant of stock options to directors, executive officers and key employees and consultants of the Company and its subsidiaries for the purpose of advancing the interests of the Company and its shareholders through the motivation, attraction and retention of these individuals. It is generally recognized that stock option plans aid in attracting, retaining and encouraging these individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

The Compensation Committee determines the ranges of stock option grants for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants, and makes recommendations to the Board accordingly. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company. The existing number and terms of the outstanding options are taken into account when granting new options. The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of 10 years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Details of the Company’s Stock Option Plan are provided below under “Securities Authorized for Issuance under Equity Compensation Plans”. There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended August 31, 2012, August 31, 2011 and August 31, 2010 in respect of each NEO.

					Non-Equity Incentive
					Plan Compensation
					($)
			Share-	Option-		Long-
			Based	Based	Annual	term	Pension	All Other	Total
NEO Name and		Salary	Awards	Awards(2)	Incentive	Incentive	Value	Compensation	Compensation
Principal Position	Year(1)	($)	($)	($)	Plans	Plans	($)	($)	($)
R. Michael Jones,	2012	324,939(3)	Nil	358,914	72,000	Nil	Nil	Nil	755,853
CEO(4)	2011	322,000(3)	Nil	1,158,000	175,000	Nil	Nil	Nil	1,655,000
	2010	285,579(3)	Nil	Nil	82,500	Nil	Nil	Nil	368,079
Frank R. Hallam,	2012	310,062	Nil	287,131	67,500	Nil	Nil	Nil	664,693
CFO(4)	2011	300,000	Nil	1,040,500	135,000	Nil	Nil	Nil	1,475,500
	2010	241,667	Nil	Nil	69,375	Nil	Nil	Nil	311,042
Peter C. Busse	2012	279,062	Nil	71,783	50,626	Nil	Nil	Nil	401,471
COO	2011	270,000	Nil	375,500	56,100	Nil	Nil	Nil	701,600
	2010	246,000	Nil	Nil	37,500	Nil	Nil	Nil	283,500
Kresimir (Kris)	2012	165,749	Nil	107,674	40,250	Nil	Nil	Nil	313,673
Begic,	2011	151,080	Nil	461,561	56,000	Nil	Nil	Nil	668,641
VP Corporate
Development (5)
Mlibo Mgudlwa,	2012	180,968	Nil	71,783	4,573	Nil	Nil	13,725	199,266
VP Platinum	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Group Metals
(RSA) (Pty) Ltd.

NOTES:
(1)	Financial year ended August 31st .
(2)

Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. Notwithstanding the theoretical value of these options, many of them had not yet vested to the NEO as at August 31, 2012 and/or also had a nil ‘in-the-money-value’ on August 31, 2012. Please see the table under “Incentive Plan Awards” for the in-the money value of these options on August 31, 2012.

(3)

These fees were paid to Mr. Jones pursuant to a consulting services agreement dated August 1, 2006 for management and administrative services. This consulting agreement was replaced by an employment agreement effective August 1, 2012.

(4)	Also a director of the Company. No fees are paid to the NEO in his role as a director.
(5)	Mr. Begic became an officer of the Company on May 6, 2011.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Pursuant to the terms of an employment agreement dated August 1, 2012 (the “Jones Employment Agreement”), R. Michael Jones is employed as the Company’s President/CEO. Pursuant to the Jones Employment Agreement, Mr. Jones’ annual compensation is $336,000 payable in semi-monthly installments. The Jones Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Jones is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 5, 2012 (the “Hallam Employment Agreement”), Frank R. Hallam is employed as the Company’s CFO. Pursuant to the Hallam Employment Agreement, Mr. Hallam’s annual compensation is $315,000 payable in semi-monthly installments. The Hallam Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Hallam is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 27, 2012 (the “Busse Employment Agreement”), Peter Busse is engaged as the Company’s COO. Pursuant to the Busse Employment Agreement, Mr. Busse’s annual compensation is $283,500 payable in semi-monthly instalments. The Busse Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Busse is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 25, 2012 (the “Begic Employment Agreement”), and collectively with the Jones Employment Agreement, the Hallam Employment Agreement, the Busse Employment Agreement and the Begic Employment Agreement, the “Employment Agreements”), Kresimir (Kris) Begic is engaged as the Company’s VP of Corporate Development. Pursuant to the Begic Employment Agreement, Mr. Begic’s annual compensation is $162,750 payable in semi-monthly instalments. The Begic Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Begic is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated June 28, 2011 (the “Mgudlwa Employment Agreement”), Mlibo Mgudlwa is engaged as Vice President of Platinum Group Metals (RSA) (Pty) Ltd. Pursuant to the Mgudlwa Employment Agreement, Mr. Mgudlwa’s annual compensation is $180,968 payable in semi-monthly instalments. Mr. Mgudlwa is also eligible for an annual discretionary bonus.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs. Incentive stock options were fully vested at the time of grant or were fully vested during the year ended August 31, 2012, unless otherwise noted. The closing price of the Company’s Common Shares on the TSX on August 31, 2012 was $0.77.

	Option-Based Awards				Share-Based Awards
	Number of					Market or
	Securities			Value of	Number of	Payout Value of
	Underlying			Unexercised	Shares or Units	Share-Based
	Unexercised	Option Exercise	Option	In-The-Money	of Shares that	Awards that
Name	Options	Price	Expiration Date	Options (1)	have not vested	have not vested
	(#)	($)		($)	(#)	($)
R. Michael Jones	125,000	4.40	Oct 26, 2012	Nil	Nil	Nil
	190,000	1.60	Oct 15, 2013	Nil	Nil	Nil
	150,000	1.40	Jul 13, 2014	Nil	Nil	Nil
	400,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	600,000	2.05	May 6, 2016	Nil	Nil	Nil
	500,000	1.30	Nov 15, 2016	Nil	Nil	Nil
Frank R. Hallam	115,000	4.40	Oct 26, 2012	Nil	Nil	Nil
	165,000	1.60	Oct 15, 2013	Nil	Nil	Nil
	150,000	1.40	Jul 13, 2014	Nil	Nil	Nil
	350,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	550,000	2.05	May 6, 2016	Nil	Nil	Nil
	400,000	1.30	Nov 15, 2016	Nil	Nil	Nil
Peter C. Busse	150,000	4.15	Oct 23, 2012	Nil	Nil	Nil
	90,000	1.60	Oct 15, 2013	Nil	Nil	Nil
	150,000	1.40	Jul 13, 2014	Nil	Nil	Nil
	125,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	200,000	2.05	May 6, 2016	Nil	Nil	Nil
	100,000	1.30	Nov 15, 2016	Nil	Nil	Nil
Kresimir (Kris)	75,000	1.60	Oct 15, 2013	Nil	Nil	Nil
Begic	25,000	1.60	Dec 24, 2013	Nil	Nil	Nil
	90,000	1.40	July 13, 2014	Nil	Nil	Nil
	150,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	250,000	2.05	May 6, 2016	Nil	Nil	Nil
	150,000	1.30	Nov 15, 2016	Nil	Nil	Nil
Mlibo Mgudlwa	10,000	1.40	July 13, 2014	Nil	Nil	Nil
	10,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	30,000	2.05	May 6, 2016	Nil	Nil	Nil
	100,000	1.30	Nov 15, 2016	Nil	Nil	Nil
NOTE:
(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.77, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended August 31, 2012.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. Michael Jones	N/A	N/A	175,000
Frank R. Hallam	N/A	N/A	135,000
Peter C. Busse	N/A	N/A	56,100
Kresimir (Kris) Begic	N/A	N/A	40,250
Mlibo Mgudlwa	N/A	N/A	4,573

The exercise price of options at the time of grant is set at or above the market price of the Company’s Common Shares on the grant date. Accordingly, the in-the-money value of these incentive stock option grants at the time of vesting is nil.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or officers, and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements in respect of remuneration received or that may be received by the NEOs in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities:

No termination or change of control payments are payable to Mr. Mgudlwa pursuant to the Mgudlwa Employment Agreement.

Pursuant to the Employment Agreements, each of R. Michael Jones, Frank R. Hallam, Peter Busse and Kresimir (Kris) Begic (each individually hereinafter referred to as “Jones”, “Hallam”, “Busse” and “Begic” and collectively, as the “Officers”) may resign by giving 90 days’ written notice and the Officer will be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the “Final Wages”).

If an Officer is terminated without cause or resigns for good cause (as defined below), the Company will pay the Officer:

(a)	the Final Wages; and

(b)	an additional amount equal to 12 months (24 months for Jones and Hallam) of the Officers’ annual salary (the “Severance Period”), and the Officer’s current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the “COC Severance”):

(c)	Final Wages;

(d)	an additional amount equivalent to 24 months’ annual salary (the “COC Severance Period”);

(e)

an additional lump sum equal to the sum of the amounts paid as bonuses to the Officer in respect of the completed three bonus years preceding the date of termination divided by 36 (the “Average Monthly Bonus”) multiplied by the number of completed months in the current bonus year through to the termination date; and

(f)	an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and the Officers’ current benefits will continue until the earlier of the end of the COC Severance Period and the Officers’ receipt of similar benefits through other employment.

In addition, each Officer shall have a special right to resign on one month’s written notice, delivered within 60 days following a Change of Control, in which case the Officer will be entitled to receive the COC Severance.

Upon a Change of Control, any non-vested options held by the Officer will be deemed vested on a Change of Control. Where the Change of Control is a transaction in which the shares of the Company are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit the Officer, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the options shall revert to their original terms, including as to vesting and all options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

Definitions

“Change of Control” means:

(a)

the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares of the Company which, when added to all other Common Shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares of the Company; or

(b)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s Board who were not nominees of the Company’s incumbent Board at the time immediately preceding such election; or

(c)	the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d)

a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

“good cause” means the occurrence of one of the following events without the Officer’s written consent:

(a)

upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company; or

(b)	a material reduction in the Officer’s responsibilities, title or reporting, except as a result of the Officer’s disability;

(c)	any reduction by the Company in the Officer’s then current annual salary; or

(d)	relocation of the Officer’s principal office location more than 25 kilometres.

An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on August 31, 2012, is set out in the table below and is more fully described in the section that follows:

NEO	Triggering Event
	Resignation	Termination Without Cause and Resignation for Good Cause	Change of Control
R. Michael Jones	N/A	$672,000	$1,001,500
Frank R. Hallam	N/A	$472,500	$901,875
Peter Busse	N/A	$283,500	$701,226
Kresimir (Kris) Begic	N/A	$162,750	$446,250
Mlibo Mgudlwa	N/A	N/A	N/A

Except as described above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the NEOs in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Significant Conditions or Obligations Attached to Payment and Benefits

Pursuant to the terms of their respective Employment Agreements, the Officers have agreed:

(a)	to devote such of their time and attention to the affairs and business of the Company and its subsidiaries as required to faithfully fulfill their duties as an officer of the Company;

(b)	not to divulge any confidential information or secrets of the Company to any person or persons without the prior consent in writing of the directors;

(c)

not to participate in the management of any business operation engaged in mineral operation within 10 km of any mineral property being mined, explored or developed by the Company within 12 months of termination without the written consent of the directors; and

(d)

to communicate immediately to the directors all business opportunities which come to the Officers in their position with the Company and to assign ownership of all business opportunities, inventions and improvements in the nature of the business of the Company that the Officers may conceive, make or discover while employed by the Company and such opportunities, inventions and improvements shall become the exclusive property of the Company without any obligation on the Company to make further payment.

Other than as provided above, as at August 31, 2012, there are no employment contracts between the Company and any NEO to compensate such NEO in the event of resignation, retirement or any other termination of the NEO’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change of control.

Compensation of Directors

The following table describes all amounts of compensation provided to the directors of the Company, who are each not also NEOs, for the year ended August 31, 2012.

Director Name(1)	Fees Earned ($)(2)	Share- Based Awards ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Iain D.C. McLean, Chairman	47,000	Nil	179,457	Nil	Nil	Nil	226,457
Eric H. Carlson	38,000	Nil	179,457	Nil	Nil	Nil	217,457
Barry W. Smee	41,000	Nil	179,457	Nil	Nil	Nil	220,457
Timothy D. Marlow	89,000(4)	Nil	179,457	Nil	Nil	Nil	268,457

NOTES:
(1)	Relevant disclosure has been provided in the Summary Compensation Table above, for directors who receive compensation for their services as a director who are also NEOs.
(2)	The table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as described below.
(3)

Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. Notwithstanding the theoretical value of these options, many of them had not yet vested to the director as at August 31, 2012 and/or also had a nil ‘in-the-money-value’ on August 31, 2012. Please see the table under “Incentive Plan Awards” for the in-the money value of these options on August 31, 2012.

(4)	Fees earned include services on special assignment as a director related to onsite technical review, oversight and assessment on behalf of the Board.

Schedule of Directors’ Fees and Narrative Description

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which the non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended August 31, 2012.

Except as noted below, none of the Company’s current non-NEO directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

The fees payable to the non-NEO directors of the Company are for their service as directors and as members of committees of the Board and are as follows:

Board or Committee Name	Annual Retainer	Meeting Stipend	Per Diem
Board of Directors	$10,000	$1,000	Nil
Audit Committee	$4,000	$1,000	Nil
Compensation Committee	$4,000	$1,000	Nil
Special Assignments	Nil	Nil	$1,000

Directors’ fees are recommended by the Compensation Committee based on a review of prevailing market conditions and a comparison to peer group companies with similar lines of business, market capitalization and public stock exchange listings. This recommendation is then subject to the approval of the Board.

Outstanding Share-Based Awards and Option-Based Awards to Directors

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not also a NEO. These incentive stock options were fully vested at the time of grant or were fully vested during the year ended August 31, 2012, unless otherwise noted. The closing price of the Company’s shares on the TSX on August 31, 2012 was $0.77.

	Option-Based Awards				Share-Based Awards
	Number of					Market or
	Securities			Value of	Number of	Payout Value
	Underlying		Option	Unexercised	Shares or Units	of Share-Based
	Unexercised	Option	Expiration	In-The-Money	of Shares that	Awards that
Director Name	Options	Exercise Price	Date	Options (1)	have not vested	have not vested
	(#)	($)		($)	(#)	($)
Iain D.C. McLean,	75,000	4.40	Oct 26, 2012	Nil	Nil	Nil
Chairman	90,000	1.60	Oct 15, 2013	Nil	Nil	Nil
	100,000	1.40	Jul 13, 2014	Nil	Nil	Nil
	200,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	300,000	2.05	May 6, 2016	Nil	Nil	Nil
	250,000	1.30	Nov 15 2016	Nil	Nil	Nil
Eric H. Carlson	75,000	4.40	Oct 26, 2012	Nil	Nil	Nil
	90,000	1.60	Oct 15, 2013	Nil	Nil	Nil
	100,000	1.40	Jul 13, 2014	Nil	Nil	Nil
	200,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	300,000	2.05	May 6, 2016	Nil	Nil	Nil
	250,000	1.30	Nov 15 2016	Nil	Nil	Nil
Barry W. Smee	75,000	4.40	Oct 26, 2012	Nil	Nil	Nil
	90,000	1.60	Oct 15, 2013	Nil	Nil	Nil
	100,000	1.40	Jul 13, 2014	Nil	Nil	Nil
	200,000	2.10	Nov 26, 2015	Nil	Nil	Nil
	300,000	2.05	May 6, 2016	Nil	Nil	Nil
	250,000	1.30	Nov 15 2016	Nil	Nil	Nil
Timothy D. Marlow(2)	250,000	2.05	July 14, 2016	Nil	Nil	Nil
	250,000	1.30	Nov 15 2016	Nil	Nil	Nil
NOTES:
(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.77, and the exercise or base price of the option.

(2)	Mr. Marlow joined the Board effective June 15, 2011.

Incentive Plan Awards - Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the directors.

The following table sets forth details of the value vested or earned by each director, who is also not a NEO, during the most recently completed financial year for each incentive plan award.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Iain D.C. McLean, Chairman	N/A	N/A	N/A
Eric H. Carlson	N/A	N/A	N/A
Barry W. Smee	N/A	N/A	N/A
Timothy D. Marlow	N/A	N/A	N/A

The options granted to the above directors vested at the time of grant. The exercise price of the options at the time of grant is at the market price of the Company’s Common Shares on the grant date. Accordingly, the in-the-money value of these incentive stock options grants at the time of vesting is nil.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and during the most recently completed financial year, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(a)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program or otherwise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS

The following table provides information regarding the Stock Option Plan, being the only compensation plan in effect as of August 31, 2012, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	13,759,500	$1.91	3,998,954
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	13,759,500	$1.91	3,998,954

Information Concerning the Stock Option Plan

The Company’s Stock Option Plan was approved by the shareholders at the annual general meeting held on January 10, 2006 and was amended at the Company’s annual general meeting held on January 10, 2007 and was ratified by the shareholders at the annual general meeting held on January 12, 2010. The Stock Option Plan is classified as a 10% “rolling” plan pursuant to which the number of Common Shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant. Other information relating to the Stock Option Plan is as follows:

  The Stock Option Plan is administered by the Compensation Committee.

  Options may be granted to directors, senior officers, employees, non-employee directors, management company employees and consultants of the Company and its affiliates.

  As at November 16, 2012, an aggregate of up to 17,758,454 options were issued or issuable under the Stock Option Plan, being a number of options equal to 10% of the Company’s issued and outstanding Common Shares on such date.

  As at November 16, 2012, an aggregate of 16,633,500 options were outstanding under the Stock Option Plan, being a number of options equal to 9.3% of the Company’s issued and outstanding Common Shares on such date.

  The number of Common Shares reserved for issuance under options granted to Insiders may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

  The number of options granted to Insiders (together with any options granted to Insiders (as defined in the Stock Option Plan) pursuant to any other share compensation arrangements of the Company) within a 12-month period may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

  The number of Common Shares reserved for issuance to any one individual pursuant to options or any other share compensation arrangements of the Company in any 12-month period may not exceed 5% of the number of issued and outstanding Common Shares from time to time unless approved by securityholders who are not Insiders.

  The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period may not exceed 2% of the issued and outstanding Common Shares.

  The maximum aggregate number of Common Shares that may be reserved under the Stock Option Plan or other share compensation arrangements of the Company for issuance to persons employed in investor relations activities (as a group) may not exceed, in any 12 month period, 2% of the issued and outstanding Common Shares.

  The exercise price for options granted under the Stock Option Plan is determined by the Compensation Committee, in its discretion, at the time the options are granted, but such price shall be fixed in compliance with the applicable provisions of the TSX Company Manual in force at the time of grant, and, in any event, may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used).

  The Stock Option Plan does not contain provisions allowing for the transformation of a stock option into a stock appreciation right.

  Vesting of options is at the discretion of the Compensation Committee at the time of grant of options.

  Options may be exercisable for a period of time determined by the Committee with the maximum term of options granted under the Stock Option Plan being ten years from the date of grant.

  Options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Stock Option Plan. Options granted to any optionee who is a director, employee, consultant or management company employee must expire within 90 days after the optionee ceases to be in at least one of these categories. Options granted to any optionee who is engaged in investor relations activities must expire within 30 days after the optionee ceases to be employed to provide investor relations activities.

  In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one year from the date of death or the balance of the option period, whichever is earlier.

  Options granted under the Stock Option Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution.

  Subject to the policies of the TSX, the Board may, at any time, without further action by the Company’s shareholders, amend the Stock Option Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	change vesting provisions of an option or the Stock Option Plan;

(d)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(e)	reduce the exercise price of an option for an optionee who is not an Insider;

(f)	make any amendments required to comply with applicable laws or TSX requirements; and

(g)	make any other amendments which are approved by the TSX.

  Any other amendments to the Stock Option Plan or options granted thereunder (or options otherwise governed thereby), other than those set forth in the previous point, will be subject to the approval of the shareholders and TSX.

  The Stock Option Plan does not contain any provisions relating to the provision of financial assistance by the Company to optionees to facilitate the purchase of Common Shares upon the exercise of options.

  The Stock Option Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Company including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations. The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager, or trustee appointed to hold its assets; or

(c)

has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver- manager or trustee appointed to hold the assets of that individual.

For the purposes of (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed auditors of the Company on August 7, 2007.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not to any substantial degree performed other than by their respective directors or executive officers.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Re-Approval of Stock Option Plan

The Company implemented the Stock Option Plan which was approved by the shareholders at the annual general meeting held on January 10, 2006, was amended at the Company’s annual general meeting held on January 10, 2007 and was ratified by the shareholders at the annual general meeting held on January 12, 2010. Per the requirements of the TSX, the Company is required to obtain shareholder approval of the Stock Option Plan every three years. As such, at the Meeting, the shareholders will be asked to pass an ordinary resolution re-approving the Stock Option Plan in its current form, such resolution to be substantially in the following form:

“BE IT HEREBY RESOLVED, as an ordinary resolution, that:

(a)	all unallocated options under the Company’s stock option plan (the “Stock Option Plan”) be and are hereby approved;

(b)

the Company have the ability to continue granting options under the Stock Option Plan, until January 8, 2016, a date that is three (3) years from the date where shareholder approval is being sought; and

(c)

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.”

In the event the shareholders do not ratify the Stock Option Plan:

  the existing options will continue unaffected until the expiry date or date of cessation as set out in the respective option agreements; and
  previously granted options, that are cancelled prior to exercise or if they expire unexercised will not be available for re-grant.

A summary description of the Stock Option Plan is provided above under the heading “Securities Authorized for Issuance Under Equity Compensation Plans”. The Stock Option Plan is a rolling 10% plan under TSX policies and the maximum aggregate number of Common Shares available for issuance under the Stock Option Plan at any time is 10% of the outstanding Common Shares, less any Common Shares reserved for issuance under share compensation arrangements other than the Stock Option Plan. A copy of the Stock Option Plan will be available for viewing up to the date of the Meeting at the Company’s offices at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 and at the Meeting. In addition, a copy of the Stock Option Plan will be mailed free of charge, to any holder of Common Shares who requests a copy from the Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

Unless otherwise directed, the persons named in the enclosed Proxy intend to vote for the re-approval of the Stock Option Plan.

Shareholder Rights Plan

Capitalized terms used with the section of this Information Circular entitled “PARTICULAR MATTERS TO BE ACTED UPON – Shareholder Rights Plan” that are not defined in this Information Circular have the meaning ascribed to them in the Rights Plan (as defined below).

The Board adopted a shareholder rights plan agreement dated as of July 9, 2012 between the Company and Computershare Investor Services Inc., as rights agent (the “Rights Plan”). The Rights Plan is intended to provide the shareholders of the Company and the Board with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the shareholders.

The TSX has accepted notice for filing of the Rights Plan subject to, among other things, evidence of shareholder approval of the Rights Plan at the Meeting. In order for the Rights Plan to continue in effect, the TSX requires that the Rights Plan be ratified both (i) by a majority of the votes cast in favour of the Rights Plan at the Meeting by shareholders present in person or by proxy, and (ii) by a majority of the votes cast at the Meeting by shareholders present in person or by proxy, without giving effect to any votes cast by any shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company and by the associates, affiliates and insiders of such shareholder. The Rights Plan requires that it be ratified by both (i) by a majority of the votes cast in favour of the Rights Plan at the Meeting by shareholders present in person or by proxy, and (ii) by a majority of the votes cast at the Meeting by Independent Shareholders present in person or by proxy which excludes various shareholders including any Acquiring Person, Grandfathered Person (as defined below), Subsequent Grandfathered Person, Offeror and any associate or affiliates of such shareholder or any person acting jointly and in concert with such shareholder. As at the Effective Date (as defined below), the Company is not aware of any shareholder that is not an Independent Shareholder as defined in the Rights Plan.

If the Rights Plan is not ratified, it will terminate at the end of the Meeting. To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person is the beneficial owner of 20% or more of the outstanding Common Shares.

Background

In considering whether to adopt the Rights Plan, the Board considered the current legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares.

The existing legislative framework for takeover bids in Canada raises the following concerns for shareholders:

1.	Time

Current legislation permits a takeover bid to expire 35 days after it is initiated. The Board is of the view that this may not be sufficient time to permit shareholders to consider a takeover bid and to make a reasoned decision about the merits of a takeover bid.

2.	Pressure to Tender

A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares. This is particularly so in the case of a takeover bid for less than all the Company’s Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Company’s Common Shares. The Rights Plan provides a mechanism which is intended to ensure that a shareholder can separate the decision with respect to the bid from the decision to tender, lessening undue pressure to tender.

3.	Full Value

The Board was also concerned that a person seeking such control might attempt, among other things: a gradual accumulation of the Company’s Common Shares in the open market; the accumulation of a large block of Common Shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs; or an offer for any or all of the Company’s Common Shares at what the Board considers to be less than full and fair value. The Rights Plan is intended to restrict the acquisition of more than 20% of the Company’s outstanding Common Shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a takeover and full value for their investment.

The Rights Plan should provide adequate time for shareholders to assess a bid and to permit competing bids to emerge. It also gives the Board sufficient time to explore other options. A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the conditions specified in the Rights Plan.

To qualify as a permitted bid under the Rights Plan, a takeover bid must be made to all shareholders other than the Offeror and be open for 60 days after the bid is made. If at least 50% of the Company’s Common Shares subject to the bid that are not held by the bidder are deposited, the bidder may take up and pay for such shares and the bid must remain open for a further period of 10 clear business days on the same terms. See “Permitted Bid and Competing Permitted Bid Requirements” below.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A copy of the Rights Plan is available on SEDAR at www.sedar.com.

Effective Date

The effective date of the Rights Plan (the “Effective Date”) is July 9, 2012 subject to the ratification by the shareholders at the Meeting.

Term

If the Rights Plan is ratified and approved at the Meeting, it will remain in force until the earlier of the Expiration Time and the termination of the annual meeting of the shareholders in the year 2016 unless at or prior to such meeting the shareholders ratify the continued existence of the Rights Plan (subject to earlier expiry in the event of (i) the redemption of the Rights (as defined below); or (ii) the exchange of Rights for debt or equity securities or assets (or a combination thereof), all as more particularly set out in the Rights Plan (the “Expiration Time”)).

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each of the Company’s outstanding Common Shares and one Right was issued and will continue to be issued in respect of each Common Share of the Company issued thereafter, prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Rights Exercise Privilege

The Rights will separate from the Common Shares and become exercisable at the Separation Time (as defined below). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Common Share at an exercise price per Right of $25 (the “Exercise Price”).

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by a person of 20% or more of the Common Shares of the Company and that person becoming an Acquiring Person (a “Flip-in Event”) and following the Separation Time, each Right, other than a Right beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares which have a market value equal to two times the Exercise Price. Rights Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Rights Plan provides that a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Common Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Common Shares. The Rights Plan also provides that a person (a “Subsequent Grandfathered Person”) who, after the Record Time, acquires all of the voting shares beneficially owned by a Grandfathered Person, provided that person did not beneficially own any other voting shares at the time of such acquisition, shall not be an Acquiring Person unless, after the completion of the transaction pursuant to which such person became a Subsequent Grandfathered Person, that person becomes the Beneficial Owner of any additional Common Shares. The Board is authorized, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Certificates and Transferability

Prior to the earlier of the Separation Time (as defined below) and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares of the Company issued from and after the Effective Date and will not be transferable separately from the Common Shares. From and after the Separation Time (as defined below) and prior to the Expiration Time, the Rights will be evidenced by Rights Certificates which will be transferable and traded separately from the Common Shares of the Company.

Separation Time

The “Separation Time” shall mean, subject to Section 5.2 of the Rights Plan, the close of business on the tenth trading day after the earliest of:

(a)	the Stock Acquisition Date, being the first date of public announcement by the Company or a person of facts indicating that a person has become an Acquiring Person;

(b)

the date of commencement of, or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a takeover bid (other than a Permitted Bid, Competing Permitted Bid or Shareholder Endorsed Insider Bid (as defined below)); and

(c)

the date upon which a Permitted Bid, Competing Permitted Bid, or Shareholder Endorsed Insider Bid ceases to be such; or such later date as may be determined by the Board acting in good faith, provided that if the foregoing results in a Separation Time being prior to Record Time, the Separation Time shall be the Record Time, and provided further that if any takeover bid referred to in clause (b) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such takeover bid shall be deemed, for the purposes of this definition, never to have been made.

Permitted Bid and Competing Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)	the takeover bid must be made for all Common Shares and by way of a takeover bid circular;

(b)	the takeover bid must be made to all shareholders;

(c)

the takeover bid must be outstanding for a minimum period 60 days and Common Shares of the Company tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 days period and only if at such time more than 50% of the Common Shares of the Company held by Independent Shareholders have been tendered to the takeover bid and not withdrawn; and

(d)

if more than 50% of the Common Shares of the Company held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of the Company’s Common Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Shareholder Endorsed Insider Bid

The Rights Plan allow a bidder who together with its affiliates or associates and joint actors has beneficial ownership of securities of the Company carrying 10% or more of the voting rights attached to all of the Company’s voting shares (an “Insider”) to proceed with a “Shareholder Endorsed Insider Bid” without triggering the Rights Plan. This feature is in addition to the ability of an Insider to proceed with a Permitted Bid or with prior approval of the Board without triggering the Rights Plan.

A Shareholder Endorsed Insider Bid is a takeover bid made by an Insider by way of takeover bid circular to all registered holders of Common Shares of the Company, other than the Insider, for all Common Shares held by them, and in respect of which:

(a)

more than 50% of the Common Shares held by shareholders (other than the Insider and its joint actors) have been tendered to the takeover bid at the time of first take-up under the takeover bid and not withdrawn.

(b)	the date of such first take-up occurs not later than the 120th calendar day following the date on which the takeover bid is commenced; and

(c)

immediately prior to or contemporaneously with such first take-up, the Insider makes a public announcement (i) informing shareholders of such take-up and the number and percentage of Common Shares then owned or controlled by the Insider and its joint actors, (ii) confirming that the Insider has complied with (a) and (b) above and (iii) confirming that the Insider has extended or will extend its takeover bid for not less than 10 business days in order to allow the remaining shareholders to tender their Common Shares to the bid if they choose to do so.

The requirements for a Shareholder Endorsed Insider Bid are similar to, but not as stringent as, the requirements for a Permitted Bid. A Permitted Bid must be open for not less than 60 days while a Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time (but will be subject to a minimum bid period of 35 days in accordance with applicable securities laws). A Permitted Bid must contain an irrevocable minimum tender condition of 50% of the Common Shares held by shareholders (other than Common Shares held by the bidder and certain related persons) and an irrevocable provision that if such minimum tender is achieved and Common Shares are taken up, the bidder must extend the bid for not less than 10 business days. A Shareholder Endorsed Insider Bid is not required to contain such irrevocable condition and provision at the outset of the bid, rather, it must have achieved such result at the time of first take up under the bid. The date of first take up under a Shareholder Endorsed Insider Bid must occur not later than the 120th calendar day following the day on which the bid is commenced, while a Permitted Bid is not subject to a similar restriction.

The Shareholder Endorsed Insider Bid provisions are not designed to thwart takeover bids by Insiders. Rather, it provides Insiders with an additional avenue to proceed with a takeover bid in a manner that is fair and non coercive to shareholders (in addition to making a Permitted Bid or proceeding with Board approval) without triggering the Rights Plan.

Under Canadian securities laws, where an Insider proceeds with a takeover bid and shareholders holding more than a majority of the Common Shares reject it, the Insider has the ability to waive any minimum tender condition and take up any Common Shares that are tendered to the bid. Because of the Insider's already sizeable share position, it can, by purchasing only a relatively small percentage of additional Common Shares, take up enough Common Shares to vest de facto control over the Company in the hands of the Insider without the Insider having had to pay a premium that is sufficient to induce shareholders holding a majority of the Common Shares not held by the Insider and certain related persons to tender to its bid. This potentially coercive conduct, if it occurs, could be extremely damaging to both the short term and long-term financial interests of that large body of shareholders who choose not to tender to the Insider's bid. Among other things, adopting a coercive strategy of this nature could make it practically impossible for any subsequent competing offer to succeed. As trading liquidity in the Common Shares diminishes, the Insider could choose not to acquire further Common Shares or to time any further acquisition it does elect to proceed with on a basis that may allow it to pay substantially less for the Common Shares that are not tendered to its bid than for those that were tendered. A shareholder may feel compelled to tender to a takeover bid which it considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or discounted shares.

In the context of shareholder rights plans, it is common practice in Canada for unsolicited bidders to launch a bid that is not a permitted bid and then apply to Canadian securities regulators for an order that has the effect of rendering the rights plan inoperative in respect of its bid. Typically, absent compelling unusual circumstances, Canadian securities regulators have been prepared to grant such orders within approximately 45 to 70 days following commencement of the bid, based on the premise that shareholders should not be denied the ability to respond to the bid.

If an Insider does not wish to make a Permitted Bid, the Rights Plan provides an Insider with the ability to make a bid directly to shareholders and complete a Shareholder Endorsed Insider Bid (on terms less stringent than Permitted Bids) without triggering the Rights Plan and without prior Board approval for the bid, and avoid applying to Canadian securities regulators to render the Rights Plan inoperative in a process that is costly for the Company, the Insider and the regulators. If an Insider applies to Canadian securities regulators for an order that has the effect of rendering the Rights Plan inoperative despite its ability to complete a Shareholder Endorsed Insider Bid without triggering the Rights Plan, the Board believes that the ability of the Insider to complete a Shareholder Endorsed Insider Bid (which provision was subject to shareholder approval and which allows shareholders to respond directly to the bid through a process that is fair and non-coercive) should allow the Company to make a compelling submission to the regulators to not grant any such order.

Waiver and Redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Company’s Common Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of takeover bid circular to all holders of the Company’s Common Shares prior to the expiry of the takeover bid in respect of which the waiver is granted. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company. At any time prior to the occurrence of a Flip-in Event, the Board may also at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

Exemptions for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) registered pension plan administrators, Crown agents and certain statutory bodies that manage investments funds for employee benefit plans, pension plans, insurance plans or various public bodies may acquire greater than 20% of the Company’s Common Shares without triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Anti-dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(a)

if there is a dividend payable in shares or convertible securities (other than pursuant to any regular dividend reinvestment plan of the Company providing for the acquisition of Common Shares), or a subdivision or consolidation of the Common Shares, or an issuance of shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

(b)

if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire shares or Convertible Securities, or for the making of a distribution to all holders of shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in shares) or rights or warrants.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error, or to maintain the validity of the Rights Plan as a result of changes in law or regulation. Prior to the Meeting, the Company is authorized to amend or supplement the Rights Plan as the Board may in good faith deem necessary or desirable. The Company will issue a press release relating to any significant amendment made to the Rights Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders.

Canadian Federal Income Tax Consequences of the Rights Plan

The Company should not have any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result only of the issuance of the Rights. The ITA provides that the conferral on all holders of common shares of a corporation of a right to acquire additional shares of the corporation is not a taxable benefit for purposes of the ITA, and hence the value of such right need not be included in the income of the holder as a taxable benefit and is not subject to non resident withholding tax under the ITA, provided that identical rights are conferred on all holders of common shares of the corporation. Although the Rights were conferred on all holders of Common Shares of the Company, the Rights may become void in the hands of certain holders of the Company’s Common Shares upon certain triggering events occurring (see “Flip-in Event”), and, consequently, whether or not the issue of the Rights gave rise to a taxable benefit to all holders of Common Shares is not entirely free from doubt. In any event, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Company considers that the Rights, when issued, had negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. The holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised, although there is only a remote possibility of the occurrence of a transaction or event that would have this result. The holder of Rights may be subject to tax under the ITA in respect of the proceeds of disposition of such Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of the Company’s Common Shares. Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial or territorial legislation.

Certain United States Federal Income Tax Consequences of the Rights Plan

NOTICE TO U.S. HOLDERS PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: Anything contained in this memorandum pertaining to any U.S. federal tax matter is not intended or written to be used, and it cannot be used by a participant in the Rights Plan, for the purpose of avoiding U.S. federal tax penalties under the Internal Revenue Code of 1986, as amended. The following discussion was written to support the promotion or marketing of the transactions or matters addressed by this document. Each shareholder that participates in the Rights Plan should seek U.S. federal tax advice, based on the shareholder’s particular circumstances, from an independent tax advisor.

The following is a general summary of certain United States federal income tax consequences relevant to U.S. Holders (as defined below) that participate in the Rights Plan. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published Internal Revenue Service (the “IRS”) rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of the document containing this summary. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of rights under the Rights Plan that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

The U.S. federal income tax consequences to shareholder participants in the Rights Plan are not certain. In Revenue Ruling 90-11, 1990-1 C.B. 10, the IRS ruled that the issuance of rights under a typical shareholder rights plan does not result in a distribution by the issuing corporation of stock or property to its shareholders, an exchange of stock or property by the shareholders, or any other event giving rise to the realization of gross income by the shareholders. Prior to a tender offer for, or actual acquisition of, a specified percentage of the issuing corporation’s shares, the rights in Revenue Ruling 90-11 were not exercisable, were not evidenced by a separate certificate (from the Common Share certificate), and were not separately transferable (from the Common Shares). In addition, at the time the board of directors of the issuing corporation adopted the shareholder rights plan in Revenue Ruling 90-11, the likelihood that the rights would, at any time, be exercised was both remote and speculative. Based on this authority, a U.S. Holder should not recognize income (either as a distribution from the Company or otherwise) or gain for U.S. federal income tax purposes upon the issuance by the Company of rights under the Rights Plan.

There appears to be no authority that directly addresses the U.S. federal income tax consequences of rights under a typical shareholder rights plan becoming exercisable (including the issuance of a separate certificate evidencing the rights, the redemption by the issuing corporation of the rights, the occurrence of a Flip-in Event, or the purchase by a shareholder of additional shares of the issuing corporation pursuant to the rights). Notwithstanding this lack of direct authority, it is anticipated that if the rights under a typical shareholder rights plan of the Company became exercisable, a U.S. Holder may be treated as receiving a distribution from the Company or may recognize gain for U.S. federal income tax purposes, depending on the circumstances and the particular transaction that occurs.

In addition, if the Company (or any of its predecessors) were determined to be a “passive foreign investment company’ under Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period with respect to the Company’s Common Shares, then such U.S. Holder that is treated as having received a distribution or recognizing gain generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules with respect to a shareholder rights plan, which are not described in this summary. A U.S. Holder may be able to mitigate some of the adverse United States federal income tax consequences caused under the PFIC rules by making a timely and effective “qualified electing fund” election under section 1295 of the Code or a “mark-to-market” election under section 1296 of the Code. However, the Company can offer no assurances that it will provide U.S. Holders with the information necessary to make a “qualified electing fund” election. The PFIC rules are extremely complex, and subject to numerous restrictions and limitations. U.S. Holders should consult their own tax advisors as to the specific U.S. federal income consequences of participation in the Rights Plan.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder with respect to participation in the Rights Plan. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of participation in the Rights Plan. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local and foreign tax consequences of participation in the Rights Plan.

Recommendation of the Board

The Board has determined that the Rights Plan is in the best interests of the Company and the shareholders. The Board unanimously recommends that shareholders vote in favour of the Rights Plan Resolution.

Unless specified in a proxy that the Company’s shares represented by the proxy shall be voted against the resolution respecting approval of the Rights Plan, it is the intention of the persons designated in the enclosed proxy to vote in favour of approval of the Rights Plan.

The TSX requires that the Rights Plan be ratified both (i) by a majority of the votes cast at the meeting by shareholders present by person or by proxy, and (ii) by a majority of the votes cast at the meeting by shareholders present in person or by proxy, without giving effect to any votes cast by a shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company and by the associates, affiliates and insiders of such shareholder. In addition, the Rights Plan requires that it be ratified by both (i) by a majority of the votes cast in favour of the Rights Plan at the Meeting by shareholders present in person or by proxy, and (ii) by a majority of the votes cast at the Meeting by Independent Shareholders (as defined in the Rights Plan) present in person or by proxy

Accordingly, shareholders will be asked to pass the resolutions set out below.

RESOLUTION (i)

All shareholders of the Company are entitled to vote on the resolution as set out below.

BE IT RESOLVED THAT:

1.

The Shareholder Rights Plan Agreement dated as of July 9, 2012 between the Company and Computershare Investor Services Inc., as the same may be amended prior to this Meeting, be and it is hereby approved, ratified and confirmed; and

2.

Any director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

RESOLUTION (ii)

In the event that any shareholder is identified that directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company, all shareholders of the Company that vote on the first resolution as set out above EXCEPT such shareholder(s) so identified and the associates, affiliates and insiders of such shareholder(s), will be asked to ALSO VOTE on the second resolution set out below.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no shareholder directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding voting shares of the Company.

BE IT RESOLVED THAT:

1.

The Shareholder Rights Plan Agreement dated as of July 9, 2012 between the Company and Computershare Investor Services Inc., as the same may be amended prior to this Meeting, be and it is hereby approved, ratified and confirmed; and

2.

Any director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

RESOLUTION (iii)

In the event that any shareholder is identified that is not an Independent Shareholder (as defined in the Rights Plan), all shareholders of the Company that vote on the first resolution as set out above EXCEPT such shareholder(s) so identified, will be asked to ALSO VOTE on the third resolution set out below.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no shareholder is not an Independent Shareholder (as defined in the Rights Plan).

BE IT RESOLVED THAT:

1.

The Shareholder Rights Plan Agreement dated as of July 9, 2012 between the Company and Computershare Investor Services Inc., as the same may be amended prior to this Meeting, be and it is hereby approved, ratified and confirmed; and

2.

Any director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

If the Rights Plan is not approved and ratified by the shareholders of the Company as set out above it will cease to have effect on the date of the Meeting.

OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons designated by management as proxyholders in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Platinum Group Metals Ltd.” The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed fiscal year and may be viewed on the SEDAR website. Shareholders of the Company may request copies of the Company’s consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, attention R. Michael Jones, President; or by telephone: 604-899-5450.

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement		The Company’s Approach
1.	Board of Directors –
(a)	Disclose identity of directors who are independent.	(a)

The following directors have been determined by the Board to be independent, as defined in National Instrument 58-101, as they are not members of management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: Messrs. Barry W. Smee, Eric H. Carlson, Iain D.C. McLean, and Timothy D. Marlow.

(b)	Disclose identity of directors who are not independent and describe the basis for that determination.	(b)

The Company’s two non-independent directors are Messrs. R. Michael Jones and Frank R. Hallam, the Company’s President/CEO and CFO, respectively. These two directors are non-independent insofar as they have a material relationship with the Company by virtue of their senior executive positions with the Company.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

		(c)	A majority of the Board is independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	(d)	The following directors are presently also directors of other issuers as listed:
R. Michael Jones is also a director of West Kirkland Mining Inc. (TSX Venture Exchange (“TSXV”)), and Nextraction Energy Corp. (TSXV)
Frank R. Hallam is also a director of West Kirkland Mining Inc. (TSXV), Lake Shore Gold Corp. (TSX), Nextraction Energy Corp. (TSXV) and MAG Silver Corp. (TSX)
Barry W. Smee is also a director of Almaden Minerals Ltd. (TSX)
Eric H. Carlson is also a director of MAG Silver Corp. (TSX), West Kirkland Mining Inc. (TSXV) and Nextraction Energy Corp. (TSXV)
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

(e)

The independent directors of the Board do not hold meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to hold ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever they deem necessary. In 2012, no such meetings were held. The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Corporate Governance Disclosure Requirement		The Company’s Approach
(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

(f)

Iain D.C. McLean is the Chairman of the Company and is an independent director. Mr. McLean has extensive business experience as senior executive in several public companies managing operations, listings, capital raising, etc. Mr. McLean also has experience in underground mining operations in the UK and South Africa. The chair’s role is to facilitate and chair discussions among the Company’s independent directors, and to facilitate communication between the independent directors and management. The chair is also charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management of the Company in order to facilitate the achievement of the goals of the Company. The chair reviews any comments or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Company’s activities.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	(g)

The Company has held 12 Board meetings since September 1, 2011, the beginning of its most recently completed financial year. The attendance record for its six directors is: R. Michael Jones (12/12), Frank R. Hallam (12/12), Barry W. Smee (11/12), Iain D.C. McLean (12/12), Eric H. Carlson (9/12) and Timothy D. Marlow (12/12).

2.	Board Mandate –
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board assumes responsibility for stewardship of the Company, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The Board reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct.

The Board approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts.

The strategic planning process is carried out at each Board meeting where there are regularly reviewed specific milestones for the Company. The corporate milestones are incorporated into senior management’s bonus scheme where performance bonuses are matched to the corporate objectives and milestones. The Board reviews the strategic plan at each meeting, usually at least once quarterly.

The strategic planning process incorporates identifying the main risks to the Company’s objectives and ensuring that mitigation plans are in place to manage and minimize these risks. The Board considers typical risks, such as currency, commodity, mining exploration and development risks. The Board appoints senior management. As the Company has grown it has seen that

Corporate Governance Disclosure Requirement	The Company’s Approach

management has also grown, mitigating risk with respect to succession planning. At this time two executives are in place with sufficient experience to assume the CEO role in the case of the loss of the CEO. The Compensation Committee is responsible for reviewing and reporting to the Board on management’s succession plans.

The Board as a whole, given its small size, is involved in developing the Company’s approach to corporate governance; however, the Board has established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the Board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements.

The Board approves all of the Company’s major communications, including annual and quarterly reports and press releases with specific review of financial disclosure by the Audit Committee. In accordance with the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy, three corporate spokespersons have been formally designated. The communication policy of the Company is to circulate all press releases to technical staff and all responsible people involved in press release material. This policy ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff. Shareholder feedback, when significant, is also communicated directly back to the Board.

The Board and the Audit Committee examine the effectiveness of the Company’s internal control processes and information systems. The Board, and the Audit Committee, consults with the auditor with respect to these systems. In general, budgets over a CDN$200,000 limit or abandonment of mineral properties require the Board’s approval. Budgets document approval and a Board approved capital expenditure procedure has been established for project expenditures. Project budgets are brought before the Board on a regular basis. The Board’s direction with respect to these budgets is communicated back to project staff.

The number of scheduled Board meetings varies with circumstances but a minimum of 4 meetings are held annually. In addition, special meetings are called as necessary. The Chairman or the President establishes the agenda at each Board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda and each director has the ability to raise subjects that are not on the agenda at any Board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the Board are distributed to directors in time for review prior to each meeting.

Board members have full and free access to senior management and employees of the Company.

Corporate Governance Disclosure Requirement			The Company’s Approach
3.	Position Descriptions –
(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(a)

Iain D.C. McLean is the Chairman of the Company.

The chair of each of the Audit Committee, Compensation Committee and Governance and Nomination Committee has a clear written charter from the Board to carry out his responsibilities. Please refer to the Company’s Annual Information Form with respect to the fiscal year ended August 31, 2012, which is filed on SEDAR (www.sedar.com).

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

			(b)	The Board has developed a written position description for the CEO.
4.	Orientation and Continuing Education –
(a)	Briefly describe what measures the Board takes to orient new directors regarding		(a)

The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

	i.	The role of the Board, its committees and its directors, and
	ii.	The nature and operation of the issuer’s business.
(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently. The Governance and Nomination Committee reviews, approves and reports to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

5.	Ethical Business Conduct –
(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:		(a)

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company. The Code is filed on SEDAR (www.sedar.com). The Code is provided to each director, officer, employee and consultant on an annual basis. In addition, if the Code is amended or revised, then a new copy is distributed. The Company’s Governance and Nomination Committee monitors compliance with the Code. Frank Hallam, CFO, has been appointed as the Company’s Ethics Officer to ensure adherence to the Code and to report to the Governance and Nomination Committee. Additionally, in order to ensure compliance with the Code, the Board has established an anonymous complaint procedure for financial concerns, and environment and safety concerns.

To date, the Company has not been required to file a material change report relating to a departure from the Code.

	i.	Disclose how a person or company may obtain a copy of the code;
	ii.	Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
iii.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Corporate Governance Disclosure Requirement		The Company’s Approach
(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions. In addition, the Code requires all directors to obtain the specific permission of the Company’s Ethics Officer or Governance and Nomination Committee prior to becoming involved in certain activities that create or gives the appearance of a conflict of interest.

A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

(c)	Describe any other steps that Board takes to encourage and promote a culture of ethical business conduct.	(c)

The Board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It is a reminder to all directors, officers and employees of the seriousness of the Company’s commitment and compliance with the Code and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to read the Code.

6.	Nomination of Directors -
(a)	Describe the process by which the Board identifies new candidates for Board nomination	(a)

All of the Company’s directors are involved in the search for new directors. A new director should have direct experience in the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

The Governance and Nomination Committee is responsible for making recommendations on the long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board and the strategic direction of the Company. The plan includes: (i) the desired qualifications, demographics, skills and experience for potential directors; (iii) an interview process for potential candidates for Board membership; and (iv) a list of future candidates for Board membership after taking into account the competencies and skills that the Board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the Board. In addition, the Governance and Nomination Committee is also responsible for making recommendations annually regarding potential nominees for election as members of the Board.

Corporate Governance Disclosure Requirement		The Company’s Approach
(b)

Disclose whether or not the Board has a nominating committee composted entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

		(b)	The Board has a nominating committee composed entirely of independent directors.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c)

In addition to the responsibilities listed above, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (i) all matters relating to the stewardship role of the Board in respect of the management of the Company, (ii) Board size and composition, including the candidate selection process and the orientation of new member, and (iii) such procedures as may be necessary to allow the Board to function independently of management. The Committee meets at least once per year and has used an outside search firm for qualified candidates.

7.	Compensation –
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	(a)

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form of stock options and annual fees. The Company’s Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration.

(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	(b)	The Board has a Compensation Committee composed entirely of independent directors.
(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c)

The Compensation Committee’s primary responsibility is to approve or provide the Board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company’s compensation and benefits plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

		(d)	In the current financial year, the Company retained Lane Caputo Compensation Inc. to advise the Compensation Committee with the annual compensation review for Officers.

Corporate Governance Disclosure Requirement		The Company’s Approach
8.	Other Board Committees –
If the Board has standing committees other than the audit and compensation committees, identify the committees and describe their function.		The Company has Governance and Nomination Committee and a Disclosure Committee. Copies of the mandates of these committees can be found on the Company’s website (www.platinumgroupmetals.net).
9.	Assessments –

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness of the Board, its members, its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors and committees of the Board; (ii) the performance evaluation of the chair of each Board committee; and (iii) regularly, the performance evaluation of the CEO, including performance against corporate objectives.

The Governance and Nomination Committee is in the process of establishing an appropriate process for the regular evaluation of the Board, and will conduct regular assessments in accordance with its mandate.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.